Exhibit 3.1

CERTIFICATE OF AMENDMENT

OF AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF CARBYLAN THERAPEUTICS, INC.

Carbylan Therapeutics, Inc., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), hereby certifies as follows:

First: The name of the Corporation is Carbylan Therapeutics, Inc. The Corporation’s original Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on March 26, 2004 under the name Sentrx Surgical, Inc. The Corporation filed with the Secretary of State of the State of Delaware an Amended and Restated Certificate of Incorporation on December 19, 2012 under the name Carbylan Biosurgery, Inc. and a Certificate of Amendment on March 7, 2014 under the name Carbylan Therapeutics, Inc. The Corporation filed with the Secretary of State of the State of Delaware an Amended and Restated Certificate of Incorporation on April 16, 2015.

Second: Article V of the Amended and Restated Certificate of Incorporation of the Corporation is hereby amended and restated to read in its entirety as follows:

“ARTICLE V

The Corporation shall have authority to issue shares as follows:

100,000,000 shares of Common Stock, par value $0.001 per share. Each share of Common Stock shall entitle the holder thereof to one (1) vote on each matter submitted to a vote at a meeting of stockholders.

5,000,000 shares of Preferred Stock, par value $0.001 per share, which may be issued from time to time in one or more series pursuant to a resolution or resolutions providing for such issue duly adopted by the Board of Directors (authority to do so being hereby expressly vested in the Board of Directors without further action by the stockholders). The Board of Directors is further authorized, subject to limitations prescribed by law, to fix by resolution or resolutions the designations, powers, preferences and rights, and the qualifications, limitations or restrictions thereof, of any wholly unissued series of Preferred Stock, including without limitation authority to fix by resolution or resolutions the dividend rights, dividend rate, conversion rights, voting rights, rights and terms of redemption (including sinking fund provisions), redemption price or prices, and liquidation preferences of any such series, and the number of shares constituting any such series and the designation thereof, or any of the foregoing.

The Board of Directors is further authorized to increase (but not above the total number of authorized shares of the class) or decrease (but not below the number of shares of any such series then outstanding) the number of shares of any series, the number of which was fixed by it, subsequent to the issuance of shares of such series then outstanding, subject to the powers, preferences and rights, and the qualifications, limitations and restrictions thereof stated in this Amended and Restated Certificate of Incorporation or the resolution of the Board of Directors originally fixing the number of shares of such series. If the number of shares of any series is so decreased, then the shares constituting such decrease shall resume the status which they had prior to the adoption of the resolution originally fixing the number of shares of such series.

Immediately upon the filing of this Certificate of Amendment of Amended and Restated Certificate of Incorporation of Carbylan Therapeutics, Inc. with the Secretary of State of the State of Delaware each one (1) share of the Corporation’s Common Stock outstanding immediately prior to such filing shall be automatically reclassified into one-fourteenth (1/14) of one share of the Corporation’s Common Stock. The aforementioned reclassification shall be referred to collectively as the “Reverse Split.”

The Reverse Split shall occur without any further action on the part of the Corporation or the holder thereof and whether or not certificates representing such holder’s shares prior to the Reverse Split are surrendered for

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cancellation. No fractional interest in a share of Common Stock shall be deliverable upon the Reverse Split. All shares of Common Stock (including fractions thereof) issuable upon the Reverse Split held by a holder prior to the Reverse Split shall be aggregated for purposes of determining whether the Reverse Split would result in the issuance of any fractional share. Any fractional share resulting from such aggregation upon the Reverse Split shall be rounded down to the nearest whole number. Each holder who would otherwise be entitled to a fraction of a share of Common Stock upon the Reverse Split (after aggregating all fractions of a share to which such stockholder would otherwise be entitled) shall, in lieu thereof, be entitled to receive a cash payment in an amount equal to the fraction to which the stockholder would otherwise be entitled multiplied by the closing price of the Corporation’s Common Stock as reported on The NASDAQ Global Market on the date of filing of this Certificate of Amendment of Amended and Restated Certificate of Incorporation of Carbylan Therapeutics, Inc. with the Secretary of State of the State of Delaware. The Corporation shall not be obliged to issue certificates evidencing the shares of Common Stock outstanding as a result of the Reverse Split unless and until the certificates evidencing the shares held by a holder prior to the Reverse Split are either delivered to the Corporation or its transfer agent, or the holder notifies the Corporation or its transfer agent that such certificates have been lost, stolen or destroyed and executes an agreement satisfactory to the Corporation to indemnify the Corporation from any loss incurred by it in connection with such certificates.”

Third: The foregoing amendment of the Amended and Restated Certificate of Incorporation of the Corporation has been duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, this Certificate of Amendment of Amended and Restated Certificate of Incorporation has been signed this      day of November 21, 2016.

CARBYLAN THERAPEUTICS, INC.

By:	/s/ David M. Renzi
Name:	David M. Renzi
Title:	President and Chief Executive Officer

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